Exhibit 99.1

Xueda Education Group Announces Fourth Quarter

and Full Year 2011 Financial Results

Fourth Quarter 2011 Net Revenue Increased by 28.2% Year-Over-Year

Full Year 2011 Net Revenue Increased by 43.9% Year-Over-Year

Total Number of Learning Centers Increased by 88 Year-Over-Year to 295

Average Hourly Course Fee Increased by 16.3% Year-Over-Year

BEIJING, February 27, 2012 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), a leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services, today announced its unaudited financial results for the fourth quarter and full year 2011.

Fourth Quarter 2011 Quick View

•                  Total net revenue for the fourth quarter of 2011 increased by 28.2% year-over-year to $47.8 million from $37.3 million for the fourth quarter of 2010.

•                  Gross profit for the fourth quarter of 2011 decreased by 25.6% year-over-year to $6.9 million from $9.3 million for the fourth quarter of 2010.

•                  Loss from operations for the fourth quarter of 2011 was $11.3 million compared to income from operations of $0.6 million for the fourth quarter of 2010.

•                  Net loss for the fourth quarter of 2011 was $9.9 million compared to net income of $0.9 million for the fourth quarter of 2010.

•                  Total number of learning centers increased to 295, covering 63 cities, as of the end of the fourth quarter of 2011, up from 273 learning centers covering 62 cities as of the end of the previous quarter.

•                  Course hours delivered in the fourth quarter of 2011 increased by 9.0% year-over-year to 1.83 million hours from 1.68 million hours in the fourth quarter of 2010.

•                  Total number of students served in the fourth quarter of 2011 increased by 19.2% year-over-year to 53,489 students from 44,876 students in the fourth quarter of 2010.

•                  Average hourly course fee in the fourth quarter of 2011 increased by 16.3% year-over-year to $27.1 from $23.3 in the fourth quarter of 2010.

Full Year 2011 Quick View

•                  Total net revenue for the full year 2011 increased by 43.9% year-over-year to $221.7 million from $154.1 million for the full year 2010.

•                  Gross profit for the full year 2011 increased by 29.4% year-over-year to $65.5 million from $50.6 million for the full year 2010.

•                  Income from operations for the full year 2011 decreased to $3.5 million from $10.8 million for the full year 2010.

•                  Net Income for the full year 2011 decreased to $4.8 million from $10.3 million for the full year 2010.

•                  Total number of learning centers increased to 295, covering 63 cities, as of the end of 2011, up from 207 learning centers covering 53 cities as of the end of 2010.

•                  Course hours delivered in the full year 2011 increased by 28.2% year-over-year to 9.0 million hours from 7.0 million hours in the full year 2010.

•                  Total number of students served in the full year 2011 increased by 31.7% year-over-year to approximately 117,000 students from approximately 89,000 students in the full year 2010.

•                  Average hourly course fee in the full year 2011 increased by 11.7% year-over-year to $25.8 from $23.1 in the full year 2010.

Commenting on the results, Mr. Xin Jin, co-founder and Chief Executive Officer of Xueda, stated, “Although our fourth quarter net revenue exceeded our guidance, we continue to work diligently to reaccelerate our growth rate. During the fourth quarter, we restructured our corporate headquarters by replacing a number of key department heads with experienced managers from our regional branches. Based on visible improvements in our business and corporate activities since their promotions, I’m very optimistic that Xueda will soon return to rapid growth.”

Mr. Jeffery Gao, Chief Financial Officer of Xueda, added, “Our fourth quarter gross margin experienced a deleverage due to the combination of slower revenue growth and increased rental and fixed costs. As our revenue growth recovers and we get more leverage against teaching staff costs and rental expense, we expect that we will see an improvement in our gross margin in the coming quarters. In 2012, as we continue to see many growth opportunities in the personalized tutoring market in China, we plan to increase the number of new learning center openings.”

Fourth Quarter 2011 Financial and Operating Results

Total net revenue in the fourth quarter of 2011 increased by 28.2% year-over-year to $47.8 million from $37.3 million in the fourth quarter of 2010. $3.5 million, or 33.3%, of the increase in net revenue was contributed by the increase in course hours delivered and the other $7.0 million, or 66.7%, of the increase was contributed by the increase in the average hourly course fee from the same period of last year to the fourth quarter of 2011.

Cost of revenue in the fourth quarter of 2011 increased by 46.2% year-over-year to $40.8 million from $27.9 million in the fourth quarter of 2010. This increase was primarily due to the increase in teaching staff costs and rental costs, which was partially offset by the decrease in the number of new learning centers opened in the fourth quarter of 2011 compared to the same period of 2010. Cost of revenue as a percentage of net revenue in the fourth quarter of 2011 increased to 85.5% from 75.0% in the fourth quarter of 2010.

Gross profit in the fourth quarter of 2011 decreased by 25.6% year-over-year to $6.9 million from $9.3 million in the fourth quarter of 2010. Gross margin in the fourth quarter of 2011 decreased to 14.5% from 25.0% in the fourth quarter of 2010.

Total operating expenses in the fourth quarter of 2011 increased by 109.4% year-over-year to $18.5 million from $8.8 million in the fourth quarter of 2010.

General and administrative expenses in the fourth quarter of 2011 increased by 117.5% year-over-year to $11.2 million from $5.1 million in the fourth quarter of 2010. The increase was primarily due to expanded staff to support the Company’s expanded operations.

Selling and marketing expenses in the fourth quarter of 2011 increased by 98.2% year-over-year to $7.3 million from $3.7 million for the fourth quarter of 2010. This increase was primarily attributable to the increase in expenses relating to advertising, marketing and brand promotion activities and the expansion of the Company’s marketing team.

Loss from operations in the fourth quarter of 2011 was $11.3 million, compared to income from operations of $0.6 million for the fourth quarter of 2010.

Net loss for the fourth quarter of 2011 was $9.9 million, compared to net income of $0.9 million in the fourth quarter of 2010.

Non-GAAP(1) net loss for the fourth quarter of 2011 was $9.3 million, compared to non-GAAP net income of $1.5 million for the fourth quarter of 2010.

Basic net loss per ADS in the fourth quarter of 2011 was $0.15, compared to basic net income per ADS of $0.01 for the fourth quarter of 2010. Non-GAAP basic net loss per ADS in the fourth quarter of 2011 was $0.14, compared to non-GAAP net income per ADS of $0.02 for the fourth quarter of 2010.

Diluted net loss per ADS in the fourth quarter of 2011 was $0.15, compared to diluted net income per ADS of $0.01 for the fourth quarter of 2010. Non-GAAP diluted net loss per ADS in the fourth quarter of 2011 was $0.14, compared to non-GAAP diluted net income per ADS of $0.02 for the fourth quarter of 2010. Each ADS represents two ordinary shares of the Company.

Full Year 2011 Financial and Operating Results

Total net revenue in the full year 2011 increased by 43.9% year-over-year to $221.7 million from $154.1 million in the full year 2010. $40.2 million, or 59.5%, of the increase in net revenue was contributed by the increase in course hours delivered and the other $27.4 million, or 40.5%, of the increase was contributed by the increase in the average hourly course fee from 2010 to 2011.

Cost of revenue in the full year 2011 increased by 50.9% year-over-year to $156.2 million from $103.5 million in the full year 2010. This increase was primarily due to the increase in teaching staff costs and rental costs as the result of increased course hours delivered, as well as more new learning centers opened compared with a year ago. In the full year 2011, the Company opened 88 new learning centers, while in 2010, the Company opened 76 new learning centers. Cost of revenue as a percentage of net revenue in the full year 2011 increased to 70.5% from 67.1% in the full year 2010.

Gross profit in the full year 2011 increased by 29.4% year-over-year to $65.5 million from $50.6 million in the full year 2010. Gross margin in the full year 2011 decreased to 29.5% from 32.9% in the full year 2010.

Total operating expenses in the full year 2011 increased by 56.0% year-over-year to $62.4 million from $40.0 million in the full year 2010.

General and administrative expenses in the full year 2011 increased by 53.1% year-over-year to $36.4 million from $23.8 million in the full year 2010. The increase was primarily due to expanded staff to support the Company’s expanded operations.

Selling and marketing expenses in the full year 2011 increased by 60.3% year-over-year to $25.9 million from $16.2 million for the full year 2010. This increase was primarily attributable to the increase

(1)         All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation tables and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

in expenses relating to advertising, marketing and brand promotion activities and the expansion of the Company’s marketing team.

Income from operations in the full year 2011 was $3.5 million, compared to $10.8 million for the full year 2010.

Net Income for the full year 2011 was $4.8 million compared to net income of $10.3 million in the full year 2010.

Non-GAAP(1) net income for the full year 2011 was $8.9 million, compared to non-GAAP net income of $12.2 million for the full year 2010.

Basic net income per ADS in the full year 2011 was $0.07, compared to basic net income per ADS of $0.18 for the full year 2010. Non-GAAP basic net income per ADS in the full year 2011 was $0.13, compared to non-GAAP net income per ADS of $0.22 for the full year 2010.

Diluted net income per ADS in the full year was $0.07, compared to diluted net income per ADS of $0.18 for the full year 2010. Non-GAAP diluted net income per ADS in the full year 2011 was $0.13, compared to non-GAAP diluted net income per ADS of $0.21 for the full year 2010. Each ADS represents two ordinary shares of the Company.

As of December 31, 2011, the Company had cash and cash equivalents plus term deposits totaling $225.7 million.

Deferred revenues increased to $101.4 million as of December 31, 2011, compared to $86.2 million as of December 31, 2010.

ADS Repurchases

As of February 27, 2012, under the Company’s authorized plan to repurchase up to $30 million worth of the Company’s outstanding ADSs on the open market, the Company has repurchased an aggregate of 3,190,271 ADSs at an average price of $3.511 per ADS for a total of $11.2 million.

Business Outlook

The Company currently expects its net revenue for the first quarter of 2012 to be in the estimated range of $59.7 million to $62.2 million, an increase of approximately 17.5% to 22.5% from the same quarter of the previous year.

The Company currently expects its net revenue for the full year 2012 will be in the estimated range of $272 million to $282 million, an increase of approximately 22.5% to 27.0% from the full year 2011.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with U.S. GAAP, this press release includes certain non-GAAP financial measures of adjusted net income (loss) and adjusted diluted earnings (loss) per ADS, each of which is adjusted to exclude share-based compensation expenses. The Company believes excluding such expenses from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes that these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with U.S. GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with U.S. GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see the financial information included elsewhere in this press release.

Conference Call

Xueda will hold a corresponding conference call and live webcast at 8:00 a.m. EST on Monday, February 27, 2012 (9:00 p.m. Beijing time on Monday, February 27, 2012) to discuss fourth quarter results and answer questions from investors. Listeners may access the call by dialing:

US Toll Free:	1-866-519-4004
US Toll/International:	1-718-354-1231
Hong Kong Toll Free:	800-930-346
Hong Kong Toll:	852-2475-0994
China Toll Free	800-819-0121
China Toll Free (Mobile)	400-620-8038
Conference ID:	50888089

A replay of the webcast will be accessible through March 6, 2012 on http://ir.xueda.com or by dialing:

United States toll free:	1-866-214-5335
International:	1-718-354-1232
Conference ID:	50888089

About Xueda Education Group

Xueda Education Group (“Xueda”) is a leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services. Since opening its first learning center in 2004, Xueda has organically built an extensive tutoring service network comprised of 295 learning centers and over 11,600 full-time service professionals, serving customers located in 63 economically developed cities across 28 of China’s 34 provinces and municipalities as of December 31, 2011.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Xueda Education Group
Sophia Zhou

Tel: +86-10-6427-8899 ext. 6619
Email: zhouqi_1@21edu.com

Three Part Advisors
John Palizza
Tel: +1-888-550-8392

Email: jpalizza@threepa.com

Xueda Education Group

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of $)

	As of
	December 31, 2011	December 31, 2010
	(Unaudited)	(Derived from Audited)
Current assets:
Cash and cash equivalents	217,746	211,370
Term deposit	7,944	21,212
Prepaid expenses and other current assets	18,645	8,398
Amounts due from related parties	43	41
Deferred tax assets-current	3,618	1,889
Total current assets	247,996	242,910
Property and equipment, net	35,613	15,775
Deferred tax assets-noncurrent	1,008	659
Rental deposits	3,787	2,391
Goodwill	863	823
Other non-current assets	568	624
Total assets	289,835	263,182

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenues-current (including deferred revenues of the consolidated VIE without recourse to the Company of $79,095 and $61,161 as of December 31, 2011 and December 31, 2010, respectively)	79,095	61,161
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of $17,482 and $10,184 as of December 31, 2011 and December 31, 2010, respectively)	19,753	11,815
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Company of $4,047 and $2,120 as of December 31, 2011 and December 31, 2010, respectively)	4,047	2,120
Other taxes payable (including other taxes payable of the consolidated VIE without recourse to the Company of $1,663 and $1,473 as of December 31, 2011 and December 31, 2010, respectively)	1,980	2,374
Deferred income-current (including deferred income of the consolidated VIE without recourse to the Company of $nil and $nil as of December 31, 2011 and December 31, 2010, respectively)	371	—
Total current liabilities	105,246	77,470
Deferred revenues-noncurrent (including deferred revenues of the consolidated VIE without recourse to the Company of $22,309 and $25,020 as of December 31, 2011 and December 31, 2010, respectively)	22,309	25,020
Deferred income-noncurrent (including deferred income of the consolidated VIE without recourse to the Company of $nil and $nil as of December 31, 2011 and December 31, 2010, respectively)	929	—

Total liabilities	128,484	102,490

Shareholders’ equity:
Ordinary shares	14	14
Treasury shares, at cost	(8,846)	—
Additional paid in capital	178,058	173,616
Subscription receivable	—	(155)
Statutory reserves	994	523
Accumulated deficits	(7,977)	(12,296)
Accumulated other comprehensive loss	(892)	(1,010)
Total shareholders’ equity	161,351	160,692

Total liabilities and shareholders’ equity	289,835	263,182

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of $, except number of ADSs and per ADS data)

	Three Months Ended December 31,
	2011	2010

Net revenues	47,750	37,253
Cost of revenues	(40,814)	(27,926)
Gross profit	6,936	9,327

Operating expenses:
General and administrative	(11,156)	(5,130)
Selling and marketing	(7,303)	(3,685)
Total operating expenses	(18,459)	(8,815)
Government subsidies	201	—
Other income	—	76
(Loss) Income from operations	(11,322)	588
Interest income	1,491	174
(Loss) Income before income tax provisions	(9,831)	762
Income tax (expense) benefit	(64)	129

Net (loss) income	(9,895)	891

Deemed dividend on Series A1 convertible redeemable preferred shares-accretion of redemption premium	—	(47)
Deemed dividend on Series A2 convertible redeemable preferred shares-accretion of redemption premium	—	(17)

Net (loss) income attributable to Xueda Education Group ordinary shareholders	(9,895)	827

Net (loss) income per ADS:
Net (loss) income attributable to Xueda Education Group ordinary shareholders
Basic	(0.15)	0.01
Diluted	(0.15)	0.01

Weighted average ADS numbers used in calculating net (loss) income per ADS:
Basic	67,847,771	56,250,773
Diluted	67,847,771	64,627,292

	Three Months Ended December 31,
	2011	2010
Share-based compensation expense included in:
Cost of revenues	1	1
Selling and marketing expenses	2	2
General and administrative expenses	620	598
Total	623	601

Xueda Education Group

Unaudited Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(in thousands of $)

	Three Months Ended December 31,
	2011	2010

Cost of revenue	(40,814)	(27,926)
Share-based compensation expense included in cost of revenue	1	1
Non-GAAP cost of revenue	(40,813)	(27,925)

General and administrative expenses	(11,156)	(5,130)
Share-based compensation expense included in general and administrative expenses	620	598
Non-GAAP general and administrative expenses	(10,536)	(4,532)

Selling and marketing expenses	(7,303)	(3,685)
Share-based compensation expense included in selling and marketing expenses	2	2
Non-GAAP selling and marketing expenses	(7,301)	(3,683)

Total operating costs and expenses	(59,273)	(36,741)
Share-based compensation expenses	623	601
Non-GAAP operating costs and expenses	(58,650)	(36,140)

Gross profit	6,936	9,327
Share-based compensation expenses	1	1
Non-GAAP gross profit	6,937	9,328

(Loss) Income from operations	(11,322)	588
Share-based compensation expenses	623	601
Non-GAAP (loss) income from operations	(10,699)	1,189

Net (loss) income:	(9,895)	891
Share-based compensation expenses	623	601
Non-GAAP net (loss) income	(9,272)	1,492

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of $, except number of ADSs and per ADS data)

	Years Ended December 31,
	2011	2010

Net revenues	221,738	154,144
Cost of revenues	(156,222)	(103,504)
Gross profit	65,516	50,640

Operating expenses:
General and administrative	(36,425)	(23,790)
Selling and marketing	(25,940)	(16,179)
Total operating expenses	(62,365)	(39,969)
Government subsidies	357	26
Other income	—	76
Income from operations	3,508	10,773
Interest income	3,766	510
Income before income tax provisions	7,274	11,283
Income tax expenses	(2,484)	(990)

Net income	4,790	10,293

Deemed dividend on Series A1 convertible redeemable preferred shares-accretion of redemption premium	—	(382)
Deemed dividend on Series A2 convertible redeemable preferred shares-accretion of redemption premium	—	(138)

Net income attributable to Xueda Education Group ordinary shareholders	4,790	9,773

Net income per ADS:
Net income attributable to Xueda Education Group ordinary shareholders
Basic	0.07	0.18
Diluted	0.07	0.18

Weighted average ADS numbers used in calculating net income per ADS:
Basic	68,872,588	40,203,791
Diluted	71,134,623	41,388,183

	Years Ended December 31,
	2011	2010
Share-based compensation expense included in:
Cost of revenues	6	3
Selling and marketing expenses	11	6
General and administrative expenses	4,092	1,895
Total*	4,109	1,904

* The increase of share-based compensation expense was primarily attributable to the non-vested shares granted and changes in estimated forfeiture rate.

Xueda Education Group

Unaudited Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(in thousands of $)

	Years Ended December 31,
	2011	2010

Cost of revenue	(156,222)	(103,504)
Share-based compensation expense included in cost of revenue	6	3
Non-GAAP cost of revenue	(156,216)	(103,501)

General and administrative expenses	(36,425)	(23,790)
Share-based compensation expense included in general and administrative expenses	4,092	1,895
Non-GAAP general and administrative expenses	(32,333)	(21,895)

Selling and marketing expenses	(25,940)	(16,179)
Share-based compensation expense included in selling and marketing expenses	11	6
Non-GAAP selling and marketing expenses	(25,929)	(16,173)

Total operating costs and expenses	(218,587)	(143,473)
Share-based compensation expenses	4,109	1,904
Non-GAAP operating costs and expenses	(214,478)	(141,569)

Gross profit	65,516	50,640
Share-based compensation expenses	6	3
Non-GAAP gross profit	65,522	50,643

Income from operations	3,508	10,773
Share-based compensation expenses	4,109	1,904
Non-GAAP income from operations	7,617	12,677

Net income:	4,790	10,293
Share-based compensation expenses	4,109	1,904
Non-GAAP net income	8,899	12,197